

04025562

RECD S.E.C.
APR - 8 2004
ARLS

LINENS-N-THINGS

PROCESSED
APR 09 2004
THOMSON FINANCIAL

2003
annual report



Our mission is to exceed our guests' expectations in every store, every day.

Our Results

Fiscal Year Ended[1] *(in thousands, except per share data)*	Jan. 3, 2004	Jan. 4, 2003	Dec. 29, 2001[2]	Dec. 30, 2000	Jan. 1, 2000
Net sales	$2,395,272	$2,184,716	$1,823,803	$1,572,576	$1,300,632
Gross profit	964,850	873,346	722,447	626,026	513,283
Selling, general & administrative expenses	842,897	759,077	631,961	518,934	428,731
Operating profit	121,953	114,269	52,480	107,092	84,552
Interest expense, net	876	2,250	3,870	1,941	43
Income before income taxes	121,077	112,019	48,610	105,151	84,509
Net income	$ 74,825	$ 69,246	$ 29,749	$ 64,937	$ 52,052
Basic					
Net income per share	$ 1.69	$ 1.63	$ 0.73	$ 1.63	$ 1.32
Weighted-average shares outstanding	44,247	42,428	40,508	39,785	39,339
Diluted					
Net income per share	$ 1.67	$ 1.60	$ 0.72	$ 1.60	$ 1.27
Weighted-average shares outstanding	44,869	43,314	41,193	40,712	40,907

[1] *Fiscal year 2003 was a 52-week period. Fiscal year 2002 was a 53-week period. Fiscal years 1999 through 2001 were 52-week periods.*

[2] *Fiscal year 2001 operating results include non-comparable restructuring and asset impairment and litigation charges of $41.8 million pre-tax ($26.2 million after-tax), or $0.64 per share on a fully diluted basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal Year Ended January 4, 2003 Compared With Fiscal Year Ended December 29, 2001—2001 Restructuring and Asset Impairment Charge and 2001 Litigation Charge."*



To Our Shareholders:

At Linens 'n Things, we believe in maintaining a consistent focus on building our business in every type of market environment. This discipline has repeatedly proved its value, aptly preparing our Company to weather difficult times and prosper in good ones. In 2003, a combination of challenges in the first half of the year followed by positive market shifts in the latter half gave us ample opportunity to showcase the value of our strategic initiatives and the level of preparedness they have given us.

The beginning of the year was marked by continued economic uncertainty that exerted pressure on consumer traffic and spending. The onset of war in the Middle East, along with inclement weather in many parts of the U.S., compounded these circumstances, contributing to an already sluggish retail environment. With these factors outside of our control, we could have simply chosen to stay our course until the storm passed. Instead, we acted with decisiveness, focus and steady determination to continue to build our business. Among other accomplishments, we:

- improved the store experience we offer our guests;
- enhanced our product assortment;
- integrated a regional merchandising approach into our strategy; and
- intensified and improved our in-stock initiatives across all of our stores.

At the same time, we expanded our store base by opening 58 new stores in the U.S. and Canada and increasing our net total square footage by 11 percent to more than 15 million. We funded this growth internally while maintaining our healthy financial footing, enabling us to end the year with a solid cash position.

Our initiatives enabled us to gather momentum, and when market conditions improved in the latter half of the year, we were ready to leverage them. As a result, we delivered financial performance that was quite solid in the context of the year's fluctuating market environment: We increased net sales to $2.4 billion, and we posted net earnings of $74.8 million. Perhaps most telling, we entered 2004 as a stronger, more focused organization that is firmly positioned for long-term success.

Driving Measurable Improvements

All of our 2003 efforts concentrated on fulfilling our primary mission: To exceed the expectations of every guest in every store, every day. Our strategy for this centers on executing a number of strategic initiatives, all of which are geared to improve the shopping experience of our guests.

We achieved this in 2003 by taking a fresh look at our product assortment and continuing to implement an analytical approach to merchandising. This initiative enabled us to reduce product duplication, provide a more balanced selection of merchandise and clarify the value of each of our offerings within many of our product categories.

We complemented this by introducing a number of stylish, high-quality brands, adding textiles from Liz Claiborne, branded electronics from the Sharper Image and candles from Colonial Candle. We also continued to differentiate ourselves from competitors by expanding our selection of exclusive branded products. This included launching a new collection of high-fashion textiles that bear the Trading Spaces brand, and introducing several new Waverly designs and fabrics that were developed specifically for Linens 'n Things. At the same time, under our private label LNT Home product line, we increased our offering of existing items and added the new category of outdoor furniture.

We continued to emphasize a more regional approach to merchandising, ensuring that each of our stores reflects the individual styles and needs of its geographic area. One of the ways we accomplished this was by extending our Inventory Ownership Program, which gives specially trained store managers the ability to control the core stock in their particular locations. Now in place in more than 200 of our stores, this program is helping us to drive productivity levels, while optimizing our centralized replenishment system.

Another strategic priority for the year was our continued focus on maintaining the right balance of in-stock items across all of our locations. We continued to implement the highly effective inventory tracking procedures we introduced in 2002, while generating greater efficiencies from our logistics network. As a result, we maintained targeted in-stock



Norman Axelrod
Chairman and Chief Executive Officer

"In 2003, we executed a number of strategic initiatives to help us fulfill our primary mission: to exceed the expectations of every guest in every store, every day."

levels of both core and specially advertised merchandise at every location.

Our service initiatives also extended to our e-commerce site, *LNT.com*, which is becoming an increasingly popular way for our guests to shop. In 2003, we revamped and relaunched this site, adding new navigation tools and capabilities, and offering an expanded product selection. In conjunction with this, we enhanced our bridal and gift registries, making them easier to access and more convenient to use.

These and all of our 2003 accomplishments were fueled by the outstanding effort of our dedicated employees at every level and in every area of our organization. The Linens 'n Things team has a long history of uniting our strengths to drive our Company's progress, and 2003 is a shining example of this. From marketing and merchandising, to supply chain and sales, we made improvements that strengthened our competitive position and helped us to earn the confidence of our guests.

Our greatest reward for these efforts is that our guests appreciate the difference. In 2002, we introduced a program to measure our service levels in every one of our locations on a monthly basis. This program has become an invaluable source of feedback, and one that is affirming the value of our efforts: Today, more of our guests are telling us that we have improved our product selection, store atmosphere and in-stock levels, and that our overall customer service is better than ever.

Prepared for Success

They say that all boats rise with the tide, and it's certainly true that retailers across the nation benefited from the general uptick in the U.S. economy during the latter half of 2003. However, the accomplishments that Linens 'n Things realized in 2003 exemplify much more than simply "rising with the tide." Rather, they demonstrate the fact that we did not sit idle until the tough times passed. Instead, we pulled together, and we worked harder than ever to advance our strategic initiatives. For that, I express my sincere thanks to our employees, as well as to our loyal suppliers and shareholders.

As a result of our collective efforts, Linens 'n Things enters 2004 in a strong position. We operate in an industry that has a solid outlook for growth. We have a cohesive and experienced management team that is highly focused on our strategic initiatives. We have dedicated and hard working employees who have an excellent work ethic and a deep commitment to fulfilling our Company's mission. We have a strong balance sheet that affords us the financial flexibility to leverage growth opportunities. We have a clear set of strategic initiatives that are well established. Moreover, we have a powerful level of momentum that continues to make Linens 'n Things a prepared Company—one that is solidly positioned to meet challenges, optimize opportunities and build our organization in the future.











a recipe for a happy home

All-Clad Braun Calphalon Colonial Candle Croscill Cuisinart Farberware Henckels









KitchenAid Krups Nautica Sharper Image Wamsutta Waverly Yankee Candle

1 Continuously Improving the Guest Experience

In an age of automation, our guests love the fact that they can get warm, friendly and personal service whenever they enter a Linens 'n Things store. In fact, we make our commitment to guest service a leading priority.

Our intense focus on service has prompted us to create a truly unique store environment—one where every Linens 'n Things guest can have a fun, easy and productive shopping experience every time they visit. We've developed the framework for this environment by allocating resources to the areas that our guests have told us they value most. For example, we provide convenient services that make shopping easier, such as our electronic bridal and gift registries, and shipping capabilities. We offer amenities that encourage guest loyalty, including our private-label credit card, which gives cardholders advance notice of promotions, exclusive discounts and a purchase-based rewards program. And we deliver shop-at-home convenience through our toll-free number and our *LNT.com* e-commerce site. Upgraded and relaunched in September of 2003, *LNT.com* now provides more content, better navigation capabilities and improved gift registry tools.

We anchor these services with an environment in our stores that is inspiring, appealing and relaxing. We achieve this by creating attractive displays, highlighting trend-right products, clearly marking all of our merchandise, and offering both live and taped product demonstrations. In short, we do all we can to create interesting and shopper-friendly selling floors that make it easy for our guests to find what they want.

We leverage our value-added services and unique store environment by hiring and training top-notch sales associates who provide each guest with the essential elements of great service. We've accelerated this goal by implementing a program to solicit feedback directly from our guests at every one of our locations. As a result, we give each of our stores a monthly "progress report" that evaluates the success of their particular location in a number of key areas—including greeting guests, maintaining a clean and navigable store, and providing a fast and easy checkout process. This rapid and specific feedback has enabled our sales teams to improve their efforts across-the-board. We're pleased with the effectiveness of this system, and we're even more delighted with what our guests are telling us—that we're delivering a guest experience that's consistently better than ever before.



We're focused on delivering a store experience that consistently exceeds our guests' expectations.

2 Delivering an Appealing Selection of Merchandise

When time is at a premium, our guests don't want to spend precious minutes deliberating over which of a dozen similar coffee pots to buy. That's why we do their homework for them, carefully selecting the best products at the best values in every one of our merchandise categories.

As a leader in the home products market, we know that our guests don't come to Linens 'n Things to peruse an endless "warehouse" selection of seemingly identical items at closely matched price points. They come to us because we have a reputation for quality and value—and because we take some of the guesswork out of shopping by carrying a thoughtful selection of products that we believe will best suit their needs.

In 2003, we advanced this effort by continuing to implement the fact-based merchandise planning program we introduced last year. Through this program, we are using past sales data and historical trend information to guide our product selections and optimize our merchandise categories. During the past year, we achieved these goals by refining and streamlining our overall product assortment. This involved eliminating item duplication within many of our merchandise categories in favor of carrying a more clearly delineated assortment of products at distinct price points—a "good, better, best" strategy that has made product selection faster and easier for our guests. The net effect of this process is that we have reduced the total number of items we carry, while enriching our overall product assortment.

We also continue to meet the changing demands of our guests by adding new brands and product categories, and by adjusting our product assortment to reflect the latest lifestyle and design trends. In 2003, we expanded our selection of merchandise from leading brand-name manufacturers, adding new items from Liz Claiborne, the Sharper Image, Waverly and Colonial Candle, and launching an exclusive line of trend-setting textile products in conjunction with Trading Spaces. These new additions complement our well-rounded assortment of items from Wamsutta, Croscill, Krups, Calphalon, Cuisinart, KitchenAid, Henckels, Nautica and Yankee Candle, among others. We also continued to expand our popular LNT Home line, which offers our guests style and value in categories where brand names are not dominant. During the year, we built this line by introducing the new category of outdoor furniture and by further expanding our popular collection of seasonal items.

We leveraged the value of our merchandising efforts by launching a new advertising campaign. This campaign has made use of television, national magazines and local publications to highlight our promotions, foster greater brand awareness and draw new guests into our stores.



We strive to meet the changing demands of our guests by offering new brands and product assortments that reflect the latest lifestyle and design trends.

3 Offering a Vibrant Product Assortment

The ideal place to shop offers the convenience, value and services of a well-stocked home "superstore" with the personalized attention and warmth of a small neighborhood shop. In other words: your local Linens 'n Things.

As a nationwide retailer, Linens 'n Things realizes that our guests in Michigan have different lifestyles, tastes and seasonal needs than our guests in Florida. While many of our core product offerings have universal appeal, others are best suited to specific areas of the country. Our sharp focus on carrying style-right merchandise in every location has prompted us to add a regional component to our merchandising strategy.

In 2003, we took this initiative to a new level, using our merchandise planning discipline to help us vary some of our product assortment by region. By taking into account various local preferences for colors and trends, as well as by considering differences in area climates, we were able to allocate the right products to our stores, ensuring that every location reflects regional tastes. While still in an early phase of development, this program has already helped to drive productivity and deliver guest satisfaction. Moreover, we believe that as we continue to execute it in the future, it will encourage guest loyalty and help us to identify potentially attractive new product categories.

We further leverage our regional merchandising approach by drawing on the knowledge of our local store managers. In 2003, we continued to roll-out our Inventory Ownership Program, which gives specially trained managers discretion over their basic product inventory. The managers in this program are empowered to adjust stock levels of certain items to reflect area buying patterns and meet local needs.

The stores in our Inventory Ownership Program are realizing increased productivity. What's more, through this program, we are fortifying our companywide inventory management capabilities, while capitalizing on the power of our centralized distribution and replenishment infrastructure. In 2003, we trained a number of additional managers for this program, and by year-end, more than 200 of our stores were included in it. We are continuing to train more managers, with an ultimate goal of extending our Inventory Ownership Program to the majority of our chain by the end of 2004.

We go the extra mile to offer style-right merchandise in every location that suits your tastes, meets your needs and fits your lifestyle.



4 Maintaining the Right Balance of In-Stock Items

For today's busy consumers, "one-stop shopping" isn't just a luxury—it's a necessity. And for a leading home furnishings store like Linens 'n Things, that means more than just having a vast product assortment. It also means having the items our guests want in-stock whenever they walk through our doors.

Indeed, we view maintaining a strong "in-stock" position as a crucial component of our strategy for success. When our guests come to Linens 'n Things, they expect to find an extensive selection of "linens," including high-quality bedding, pillows, towels and table linens, as well as an intriguing selection of "things," such as housewares, decorative accessories, personal care products and seasonal items. To fulfill these expectations, we must ensure that we have core products, seasonal merchandise and specially advertised items available at all of our locations.

With this as our focus, we have developed a variety of tools that have been highly successful in enabling us to maintain a strong in-stock position. For example, we use dynamic inventory metrics that enable us to evaluate specific stock levels at individual stores on a regular basis, as opposed to merely measuring total levels across our entire chain. By using this approach, we are able to maintain excellent overall stock visibility, while ensuring that both core and specialty merchandise is available to our guests in "every store, every day."

At the heart of our strong in-stock position is our logistics system, which encompasses three distribution centers and a state-of-the-art technological network. This sophisticated system enables us to manage our inventory, speed the right allocations of merchandise to our 440 stores in the U.S. and Canada, and realize valuable transportation efficiencies. We continually enhance and upgrade this system in order to drive sales, boost our productivity levels and deliver the exceptional level of satisfaction that our guests deserve.













a recipe for a happy home

All-Clad Braun Calphalon Colonial Candle Croscill Cuisinart Farberware Henckels

Table of Contents

Five-Year Financial Summary 12

Management's Discussion and Analysis 13

Consolidated Statements of Operations 24

Consolidated Balance Sheets 25

Consolidated Statements of Shareholders' Equity 26

Consolidated Statements of Cash Flows 27

Notes to Consolidated Financial Statements 28

Management's Responsibility for Financial Reporting 38

Independent Auditors' Report 39

KitchenAid Krups Nautica Sharper Image Wamsutta Waverly Yankee Candle

Five-Year Financial Summary

Fiscal Year Ended[1]	January 3, 2004	January 4, 2003	December 29, 2001[2]	December 30, 2000	January 1, 2000
(in thousands, except per share and selected operating data)					
Income statement data:					
Net sales	$2,395,272	$2,184,716	$1,823,803	$1,572,576	$1,300,632
Operating profit	121,953	114,269	52,480	107,092	84,552
Net income	74,825	69,246	29,749	64,937	52,052
Net income per share—basic	$ 1.69	$ 1.63	$ 0.73	$ 1.63	$ 1.32
Basic weighted-average shares outstanding	44,247	42,428	40,508	39,785	39,339
Net income per share—diluted	$ 1.67	$ 1.60	$ 0.72	$ 1.60	$ 1.27
Diluted weighted-average shares outstanding	44,869	43,314	41,193	40,712	40,907
Balance sheet data:					
Total assets	$1,335,273	$1,150,481	$ 927,439	$ 821,557	$ 679,916
Working capital[3]	462,962	373,488	228,078	226,694	181,380
Shareholders' equity	$ 761,719	$ 668,721	$ 498,215	$ 458,994	$ 383,962
Selected operating data:					
Number of stores	440	391	343	283	230
Total gross square footage (000's)	15,106	13,607	11,980	9,836	7,925
Increase (decrease) in comparable net sales	1.3%	3.1%	(2.4)%	3.7%	5.4%

1 Fiscal year 2003 was a 52-week period. Fiscal year 2002 was a 53-week period. Fiscal years 1999 through 2001 were 52-week periods.

2 Fiscal 2001 operating results include non-comparable restructuring and asset impairment and litigation charges of $41.8 million pre-tax ($26.2 million after-tax), or $0.64 per share on a fully diluted basis. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal Year Ended January 4, 2003 Compared With Fiscal Year Ended December 29, 2001—2001 Restructuring and Asset Impairment Charge and 2001 Litigation Charge.*"

3 Working capital represents current assets less current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Linens 'n Things, Inc. (the "Company") is one of the leading national format specialty retailers. The Company's stores emphasize a broad assortment of home textiles, housewares and home accessories, carrying both national brands and private label goods. During fiscal 2003, the Company opened 58 new stores and closed nine stores, increasing its total net square footage by 11% to approximately 15.1 million. As of January 3, 2004, the Company operated 440 stores in 45 states and in four provinces across Canada.

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto. Certain expense items, primarily inventory shrinkage, have been reclassified between both cost of sales and selling, general and administrative expenses for all periods presented. These reclassifications increased cost of sales and decreased selling, general and administrative expenses by equal amounts with no impact on operating profit for any of the periods presented. Net sales consist of gross sales to customers net of returns, discounts and incentives. Provisions for estimated future sales returns are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

Overview of Business

Net sales increased 9.6% to $2.4 billion in fiscal 2003 compared to $2.2 billion in fiscal 2002. At the same time, the Company experienced steady improvement in its quarterly comparable net sales performance throughout the year, with the fourth quarter representing the best comparable net sales performance in two years at 4.7%. For fiscal year 2003, comparable net sales increased 1.3%. For the year 2003, the Company's fiscal earnings per share on a fully diluted basis increased to $1.67 compared with $1.60 for fiscal 2002. On the balance sheet side, the Company improved its financial position, increasing its year-end cash position by $49.4 million. In addition, throughout the year, the Company continued to place an emphasis on maintaining its in-stock position, particularly in its core categories, which demonstrated continued strength.

In reviewing the Company's sales performance by category, the Company's "things" business (e.g., housewares and home accessories) had strong sales growth throughout the year. Strength in the "things" business during fiscal 2003 was led by the functional housewares business, which benefited from new product introductions. Although the Company's textile business continued to face the same challenges experienced throughout the industry, the Company made improvements in its textiles business during fiscal 2003 with the introduction of new brands and upgraded assortments.

The Company uses a number of key indicators of financial condition and operating performance to evaluate the performance of its business, including the following:

Fiscal Year Ended[1]	2003	2002	2001
Key Performance Indicator			
Net sales growth	9.6%	19.8%	16.0%
Comparable net sales growth	1.3%	3.1%	(2.4)%
Net sales per average square foot	$ 167	$ 171	$ 168
Average net sales per store (in millions)	$ 5.7	$ 5.9	$ 5.8
Gross profit as a % of net sales	40.3%	40.0%	39.6%
SG&A as a % of net sales	35.2%	34.8%	34.6%
SG&A per average square foot	$58.60	$59.40	$58.30
Operating profit as a % of net sales	5.1%	5.2%	2.9%
Net income as a % of net sales	3.1%	3.2%	1.6%
Diluted earnings per share	$ 1.67	$ 1.60	$ 0.72
Inventory turnover	2.1	2.2	2.2
Inventory per square foot	$46.47	$45.22	$41.09
Square footage growth	11%	14%	22%

1 Fiscal years 2003 and 2001 were 52-week periods. Fiscal year 2002 was a 53-week period.

During fiscal 2003, the Company continued to focus on several strategic initiatives that have been aimed at improving sales productivity and enhancing the guest shopping experience. These initiatives are at various stages of implementation and will remain a focus for the Company in fiscal 2004. These initiatives are:

Improving the guest experience—The Company continued its commitment to providing an improved guest shopping experience. By focusing on providing knowledgeable sales assistance in its stores, complemented with training and personnel development programs designed to attract and retain qualified employees, the Company is well positioned to provide superior guest service. As a means to determine the effectiveness of these efforts, the Company utilizes a performance measurement tool that allows its guest to provide direct feedback at every one of its store locations. This measurement tool, which was implemented in fiscal 2002, provides rapid and specific feedback that has enabled the Company's sales team to improve their performance. Overall, the Company

believes it is providing a better store shopping experience for its guests as the Company's guest service scores have improved over the prior year. The Company's guest service initiative also extended to its e-commerce site, *lnt.com*, which was upgraded in fiscal 2003. The site now provides better navigation capabilities, an expanded product selection and improved gift registry tools. The Company also offers its private-label credit card, which gives cardholders advance notice of promotions, exclusive discounts and a purchase-based rewards program.

Maintain inventory in-stock position—The Company maintained a strong in-stock position throughout the year, particularly on its core merchandise items as well as advertised merchandise. These improvements for fiscal 2003 were achieved through implementing more dynamic inventory metrics that enable the Company to evaluate specific stock levels at individual stores on a regular basis, as opposed to merely measuring total levels across the entire chain. In addition, the Company has continually enhanced and upgraded its replenishment and supply chain systems to optimize inventory flow. As of the fourth quarter of fiscal 2003, inventory per square foot increased approximately 2.8% to $46.47 as of January 3, 2004 from $45.22 as of January 4, 2003, while the Company's comparable net sales increased 4.7% for the fourth quarter of fiscal 2003.

Expanding the store inventory ownership program—In fiscal 2003, the Company expanded its store inventory ownership program to approximately half of the chain. This program provides store managers more authority over the balance of their own merchandise assortment. During 2003, the Company added additional field level support to train and develop store personnel transitioning to this program. Based on results achieved, the Company will further expand this program with a majority of the chain operating under this program by the end of fiscal 2004.

Enhancing the merchandise assortment process—During fiscal 2003, the Company continued its efforts to improve its inventory productivity by refining its overall merchandise assortment in favor of carrying a more clearly delineated assortment of products. As a result of implementing this process, the Company has been successful in eliminating item duplication in select categories, while expanding the breadth of its overall product assortment. Additionally, the Company continues to focus on varying its product assortment based on the preferences and needs of its guests in particular geographic locations. While still in an early phase of development, the Company believes the enhancements being made to the merchandise assortment process will improve productivity.

Consolidated Results of Operations

The following table sets forth the percentage of net sales for certain items included in the Company's Consolidated Statements of Operations for the 52 weeks ended January 3, 2004 ("fiscal 2003"), 53 weeks ended January 4, 2003 ("fiscal 2002") and 52 weeks ended December 29, 2001 ("fiscal 2001"):

Fiscal Year Ended	Jan. 3, 2004	Jan. 4, 2003	Dec. 29, 2001
Percentage of net sales			
Net sales	100.0%	100.0%	100.0%
Cost of sales, including buying and distribution costs	59.7	60.0	60.4
Gross profit	40.3	40.0	39.6
Selling, general and administrative expenses	35.2	34.8	34.6
Restructuring and asset impairment charge	—	—	1.9
Litigation charge	—	—	0.2
Operating profit	5.1	5.2	2.9
Interest expense, net	—	0.1	0.2
Income before income taxes	5.1	5.1	2.7
Provision for income taxes	2.0	1.9	1.1
Net income	3.1%	3.2%	1.6%

Fiscal Year Ended January 3, 2004 Compared With Fiscal Year Ended January 4, 2003

Net Sales

The Company's core business strategy is to offer a broad and deep selection of high quality brand name "linens" (e.g., bedding, towels and table linens) and "things" (e.g., housewares and home accessories) merchandise. For fiscal 2003, net sales of "linens" merchandise increased approximately 6% over the prior year, while net sales of "things" increased approximately 13% over the prior year. The increase in net sales for "things" merchandise primarily resulted from the continued expansion of product categories within the "things"

business and its continued strength in its functional housewares business. During fiscal 2003, the Company made improvements to its textile business by introducing new brands and upgraded assortments.

The Company continued to leverage its supply chain costs as well as increase the penetration of its proprietary merchandise, which now accounts for approximately17% of fiscal 2003 sales. The Company's proprietary product is an important point of differentiation from its competitors, providing its guests with high value merchandise in categories that the Company believes are underserved by national brand names.

Net sales for fiscal 2003 (52 weeks) were $2,395.3 million, an increase of 9.6% over fiscal 2002 (53 weeks) net sales of $2,184.7 million, primarily as a result of new store openings as well as comparable net sales increases. The Company opened 58 stores and closed nine stores in fiscal 2003, compared with opening 55 stores and closing seven stores in fiscal 2002. Store square footage increased 11.0% to 15.1 million at January 3, 2004 compared with 13.6 million at January 4, 2003.

Comparable net sales, which include sales over the Internet, increased 1.3% for fiscal 2003 (52 weeks/52 weeks) compared with an increase of 3.1% in fiscal 2002. Comparable net sales percentages are based on total net sales. Stores are considered comparable beginning with the first day of the month following the 13th full month of sales.

The Company's average net sales per store was $5.7 million in fiscal 2003 (52 weeks) and $5.9 million in fiscal 2002 (53 weeks). Week 53 in fiscal 2002 represented approximately $43.6 million in net sales, so on a comparable 52-week basis, average net sales per store was $5.8 million in fiscal 2002. The new stores opened in fiscal 2003 are performing within their expected range of $150 to $175 in sales per square foot; however, the Company believes there remains opportunity to improve their productivity. During the first half of the fiscal year, sales were additionally impacted by inclement weather conditions in the East and Northeast, especially during key holiday selling seasons, weak consumer confidence, and uncertainty over the conflict in Iraq. However, the Company believes its sales results continue to reflect the steady progress being made on its strategic operating initiatives, which include improvements of in-stock inventory positions, particularly on key items and advertised merchandise, expansion of its store inventory ownership program, and improvements to its merchandise assortment planning process and to the guest shopping experience.

Information concerning average net sales per store on a 52-week basis for fiscal 2002 is included to provide comparative sales information on a 52-week/52-week basis, permitting management and shareholders to more fully analyze period-to-period store operating performance. It supplements, but is not intended to represent, GAAP presentation.

Gross Profit

Gross profit for fiscal 2003 was $964.9 million, or 40.3% of net sales, compared with $873.3 million, or 40.0% of net sales, in fiscal 2002. The increase in gross profit as a percentage of net sales is primarily due to increased penetration of proprietary product and improved markdown management.

Expenses

The Company's selling, general and administrative ("SG&A") expenses consist of store selling expenses, occupancy costs, advertising expenses and corporate office expenses. SG&A expenses for fiscal 2003 were $842.9 million, or 35.2% of net sales, compared with $759.1 million, or 34.8% of net sales, for fiscal 2002. The increase is primarily due to de-leverage in occupancy cost due to comparable net sales performance, offset in part by the leverage of corporate office expenses.

SG&A per square foot was $58.60 in fiscal 2003 compared to $59.40 in fiscal 2002, a decline of 1.3% from the prior year, as the Company continued to reduce and leverage select operating expenses that were not associated with its initiatives to drive long-term sales growth.

Operating profit for fiscal 2003 increased to $122.0 million, or 5.1% of net sales, from $114.3 million, or 5.2% of net sales during fiscal 2002.

Net interest expense in fiscal 2003 was $0.9 million compared to $2.2 million in fiscal 2002. The decrease in net interest expense is mainly due to lower average borrowings, as well as lower interest rates.

The Company's income tax expense for fiscal 2003 was $46.3 million, compared with $42.8 million during fiscal 2002. The Company's effective tax rate was 38.2% in fiscal years 2003 and 2002.

Net Income

As a result of the factors described above, net income for fiscal 2003 was $74.8 million, or $1.67 per share on a fully diluted basis compared with $69.2 million, or $1.60 per share on a fully diluted basis for fiscal 2002.

Fiscal Year Ended January 4, 2003 Compared With Fiscal Year Ended December 29, 2001

The Company's 2001 results were impacted by non-comparable items totaling $41.8 million, pre-tax, as follows:

2001 Restructuring and Asset Impairment Charge

In fiscal 2001, the Company developed and committed to a strategic initiative designed to improve store performance and profitability. This initiative called for the closing of certain under-performing stores, which did not meet the Company's profit objectives. In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve was included in accrued expenses. The reserve considers estimated sublease income. Because all of the stores were leased the Company was not responsible for the disposal of property other than fixtures. A pre-tax writedown of $9.5 million was recorded as a reduction in property and equipment for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. A pre-tax reserve of $4.0 million was established for other estimated miscellaneous store closing costs. Additionally, a pre-tax charge of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed. Certain components of the restructuring charge were based on estimates and may be subject to change in the future. The Company has closed all of the initially identified store closures other than one store, whose reserve was reversed, and one store, which is expected to be closed during fiscal year 2004. As of January 3, 2004, the Company has $15.6 million remaining in the 2001 restructuring and asset impairment charge. The following table displays a roll forward of the activity for fiscal years 2003 and 2002, and the reserves remaining as of January 3, 2004 ($ in millions):

	Remaining at 12/29/01	Fiscal 2002 Usage	Remaining at 1/04/03	Fiscal 2003 Usage	Remaining at 1/03/04
Lease commitments	$20.5	$(1.1)	$19.4	$(3.8)	$15.6
Other	4.0	(1.2)	2.8	(2.8)	—
Total	$24.5	$(2.3)	$22.2	$(6.6)	$15.6

The 2003 activity primarily consists of payments for lease commitments and miscellaneous store closing costs. The 2003 activity also includes the reversal of estimated lease commitment and other store closing costs of $2.3 million as these reserves were not needed. In addition, changes in estimates to lease commitment costs based on current negotiations has resulted in an increase of lease commitment costs of $2.5 million during fiscal 2003. The 2002 usage primarily consisted of the settlements for lease obligations and other miscellaneous closing costs. The fiscal 2001 usage included fixed asset write-offs totaling $9.5 million and store inventory markdowns taken totaling $3.8 million.

2001 Litigation Charge

In fiscal 2001, the Company recorded a pre-tax charge of $4.0 million ($2.5 million after-tax) related to the settlement of a California litigation in which the court certified the case as a class action on behalf of certain managers of Company stores located in California seeking overtime pay, together with class action claims on behalf of certain former employees seeking accrued vacation pay. The Company admitted no liability in connection with this settlement. Payment of these amounts was made in early fiscal 2002.

The following table shows the effect of non-comparable items on the year ended December 29, 2001.

(in millions, except per share data)	As Reported	Non-Comparable Items	Excluding Non-Comparable Items
Net sales	$1,823.8	$ —	$1,823.8
Gross profit	722.4	(3.8)	726.2
Selling, general and administrative expenses	631.9	—	631.9
Restructuring and asset impairment charge	34.0	34.0	—
Litigation charge	4.0	4.0	—
Operating profit	52.5	(41.8)	94.3
Interest expense, net	3.9	—	3.9
Income before income taxes	48.6	(41.8)	90.4
Provision for income taxes	18.9	(15.6)	34.5
Net income	$ 29.7	$(26.2)	$ 55.9
Basic earnings per share	$ 0.73	$(0.65)	$ 1.38
Diluted earnings per share	$ 0.72	$(0.64)	$ 1.36

The following discussion of the results of operations includes and, where indicated, excludes the impact of these 2001 items. In discussing its period-to-period results, the Company believes it is useful, for investors and management in reviewing comparative operating performance and performance indicators, to identify the particular impact on fiscal 2001 operating performance of the above actions and items which the Company believes are not generally part of its operations, and it is useful in understanding and evaluating the Company's operating results and changes in operating performance on a comparative basis. Management uses these adjusted numbers to assist it in managing its business and in comparing performance on a period-to-period basis. Its inclusion is intended to provide an additional metric for reviewing performance and supplements, and is not intended to represent, GAAP presentation.

Net Sales

Net sales for fiscal 2002 (53 weeks) were $2,184.7 million, an increase of 19.8% over fiscal 2001 (52 weeks) net sales of $1,823.8 million, primarily as a result of new store openings as well as comparable net sales increases. The Company opened 55 stores and closed seven stores in fiscal 2002, compared with opening 63 stores and closing three stores in fiscal 2001. Store square footage increased 13.6% to 13.6 million at January 4, 2003 compared with 12.0 million at December 29, 2001.

The Company's average net sales per store was $5.9 million in fiscal 2002 (53 weeks) and $5.8 million in fiscal 2001 (52 weeks). Week 53 in fiscal 2002 represented approximately $43.6 million in net sales, so on a comparable 52-week basis, average net sales per store was $5.8 million in fiscal 2002. After excluding the effect of week 53 sales in fiscal 2002, average net sales per store was flat compared to the prior year.

Comparable net sales for fiscal 2002 (53 weeks/53 weeks) increased 3.1% compared with a decline of 2.4% in fiscal 2001. The increase in comparable net sales was driven primarily by higher consumer traffic. The Company believes its sales results also reflected the progress made on its strategic operating initiatives, which included during fiscal 2002 improvements of in-stock inventory positions and improvements in the Company's textile business and in the guest shopping experience. Sales also benefited from good overall performance of the Company's functional housewares business.

For fiscal 2002, net sales of "linens" merchandise increased approximately 17% over the prior year, while net sales of "things" increased approximately 24% over the prior year. The greater increase in net sales for "things" merchandise primarily resulted from the continued expansion of product categories within the "things" business.

Gross Profit

Gross profit for fiscal 2002 was $873.3 million, or 40.0% of net sales, compared with $722.4 million, or 39.6% of net sales, in fiscal 2001. Excluding the effect of the non-comparable items in fiscal 2001, gross profit was $726.2 million, or 39.8% of net sales in fiscal 2001. This increase as a percentage of net sales resulted from overall improved selling mix, increased penetration of proprietary product and leveraging of the Company's buying power.

Expenses

SG&A expenses for fiscal 2002 were $759.1 million, or 34.8% of net sales, compared with $632.0 million, or 34.6% of net sales, in fiscal 2001. Corporate office and occupancy expenses were leveraged, which were offset by investments in store payroll as a result of the Company's initiative to improve overall guest service levels.

SG&A per square foot was $59.40 in fiscal 2002, compared to $58.30 in fiscal 2001, an increase of 1.9% from the prior year. The increase was due to the Company's increased investment in areas that improved sales productivity, specifically guest services.

Operating profit for fiscal 2002 increased to $114.3 million, or 5.2% of net sales, up from $52.5 million, or 2.9% of net sales during fiscal 2001. Excluding the effect of non-comparable items in fiscal 2001, operating profit was $94.3 million or 5.2% of net sales during fiscal 2001.

Net interest expense in fiscal 2002 was $2.2 million compared to $3.9 million during fiscal 2001. The decrease in net interest expense is mainly due to lower average borrowings, as well as lower interest rates.

The Company's income tax expense for fiscal 2002 was $42.8 million, compared with $18.9 million during fiscal 2001. The Company's effective tax rate was 38.2% in fiscal 2002 and 38.8% in fiscal 2001. Excluding the impact of non-comparable items in fiscal 2001, the Company's income tax expense for fiscal 2001 was $34.5 million and the effective tax rate was 38.2%.

Net Income

As a result of the factors described above, net income for fiscal 2002 was $69.2 million, or $1.60 per share on a fully diluted basis compared with $29.7 million, or $0.72 per

share on a fully diluted basis for fiscal 2001. Fiscal 2001 net income includes the non-comparable items discussed above.

Liquidity and Capital Resources

The Company's capital requirements are primarily for new store expenditures, new store inventory purchases and seasonal working capital. These requirements have been funded through a combination of internally generated cash flows from operations, credit extended by suppliers and short-term borrowings.

The following table summarizes existing contractual obligations requiring the use of cash, as of January 3, 2004:

	Payments Due By Period				
	Total	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years
(in millions)					
Contractual Obligations					
Operating leases[1]	$2,328.1	$221.5	$428.1	$417.9	$1,260.6
Inventory purchases	130.8	130.8	—	—	—
New store capital additions	9.9	9.9	—	—	—
Total	$2,468.8	$362.2	$428.1	$417.9	$1,260.6

1 Operating leases consists of future minimum rental payments required under non-cancelable operating leases and does not consider future minimum sublease rentals, and excludes lease obligations for closed stores and stores planned to be closed.

In addition, as of January 31, 2004, the Company had fully executed leases for 54 stores planned to open in fiscal years 2004 and 2005, for which aggregate minimum rental payments over the term of the leases is approximately $335.0 million.

The Company also has assigned property at a retail location in which the Company guarantees the payment of rent over the specified lease term in the event of non-performance. As of January 3, 2004, the maximum potential amount of future payments the Company could be required to make under such guarantee is approximately $1.1 million.

In June 2002, the Company amended and extended its $150 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders to expire April 20, 2005. The Credit Agreement allows for up to $40 million of borrowings from additional lines of credit outside of the Credit Agreement. As of January 3, 2004, the additional lines of credit included committed facilities of approximately $26 million that expire on June 16, 2004 and are subject to annual renewal arrangements. Interest on all borrowings is determined based upon several alternative rates, including a fixed margin above LIBOR. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. At the end of fiscal 2003, the Company was in compliance with its covenants under the Credit Agreement. Under the Credit Agreement, the amount of dividends that the Company may pay may not exceed the sum of $25 million plus, on a cumulative basis, an amount equal to 50% of the consolidated net income for each fiscal quarter, commencing with the fiscal quarter ending March 30, 2002. The Company has never paid cash dividends and does not currently anticipate paying cash dividends in the future. The Company is required under the Credit Agreement to reduce the balance of outstanding domestic borrowings to zero for 30 consecutive days during each period beginning on December 1st of any fiscal year and ending on March 15th of the following fiscal year. Accordingly, the Company reduced the balance of domestic borrowings to zero for 30 consecutive days during each period beginning December 1, 2003 and December 1, 2002. At various times throughout 2003 and 2002, the Company borrowed against its credit facilities for seasonal working capital needs. At the end of fiscal 2003, the Company had no borrowings under the Credit Agreement and no borrowings under the additional lines of credit. At the end of fiscal 2002, the Company had $1.8 million of borrowings under the additional lines of credit at a weighted-average interest rate of 4.5%. In addition, as of January 3, 2004 and January 4, 2003, the Company had $47.2 million and $26.0 million, respectively, of letters of credit outstanding, which included standby letters of credit issued primarily under the Credit Agreement and import letters of credit used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance requirements (see Note 8 to the Consolidated Financial Statements).

The Company maintains a trade payables arrangement with General Electric Capital Corporation ("GECC") under which GECC purchases the Company's payables at a discount directly from the Company's suppliers prior to the payables due date, thereby permitting a supplier to receive payment prior to the due date of the payable, with the Company sharing in part of the GECC discount. (See Note 7 to the Consolidated Financial Statements.) At January 3, 2004 and January 4, 2003, the Company owed approximately $66.2 million and $48.7 million, respectively, to GECC under this program, which was included in accounts payable. Either party may terminate the program for any reason after giving 30 days prior written notice. The Company does not anticipate that discontinuance of the availability of the GECC program would result in a material disruption to the supply of merchandise to the

Company, nor would it have a material adverse effect on the Company's financial position, results of operations or cash flows. The maximum amount permitted under the program was $95 million as of January 3, 2004.

Net cash provided by operating activities for the fiscal year ended 2003 was $118.8 million compared with $80.7 million for the fiscal year ended 2002. The change was primarily attributed to a slower growth in inventory net of accounts payable, and an increase in deferred taxes due to the difference in the timing of recognizing depreciation expense and certain inventory components for tax purposes, offset in part by the timing of accrued expense payments.

Net cash used in investing activities for the fiscal year ended 2003 was $81.5 million compared with $82.2 million for the fiscal year ended 2002. The Company opened 58 new stores during the fiscal year ended 2003 compared with 55 new stores in fiscal 2002. Fiscal 2002 also included costs associated with the opening of the Company's third distribution center. The Company currently estimates capital expenditures will be approximately $80 million in fiscal 2004, primarily for an estimated 45 to 50 new stores, maintenance of existing stores, and system enhancements.

Net cash provided by financing activities for the fiscal year ended 2003 was $11.7 million compared with $72.7 million for the fiscal year ended 2002. For the fiscal year ended 2003, proceeds from common stock issued under stock incentive plans were $13.6 million offset by a decrease in short-term borrowings of $2.1 million. The Company had a common stock offering of 3.3 million shares in the second quarter of fiscal 2002 that raised a net $95.8 million, which principally accounts for the change between years.

Management regularly reviews and evaluates its liquidity and capital needs. The Company experiences peak periods for its cash needs generally during the second quarter and fourth quarter of the fiscal year.

As the Company's business continues to grow and its current store expansion plan is implemented, such peak periods may require increases in the amounts available under its credit facilities from those currently existing and/or other debt or equity funding.

Management currently believes that the Company's cash flows from operations, credit extended by suppliers, its access to credit facilities and its uncommitted lines of credit will be sufficient to fund its expected capital expenditures, working capital and non-acquisition business expansion requirements for at least the next 12 to 18 months.

Market Risk Disclosure

The Company regularly evaluates the market risk associated with its financial instruments. Market risks relating to the Company's operations result primarily from changes in interest rates and foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

The Company's financial instruments include cash and cash equivalents and short-term borrowings. The Company's obligations are short-term in nature and generally have less than a 30-day commitment. The Company is exposed to interest rate risks primarily through borrowings under the Credit Agreement. Interest on all borrowings is based upon several alternative rates as stipulated in the Credit Agreement, including a fixed margin above LIBOR. As of January 3, 2004, the Company had no borrowings under the Credit Agreement and no borrowings under the additional lines of credit (see Note 8 to the Consolidated Financial Statements). The Company believes that its interest rate risk is minimal as a hypothetical 10% increase or decrease in interest rates in the associated debt's variable rate would not materially affect the Company's results from operations or cash flows. The Company does not use derivative financial instruments in its investment portfolio.

Foreign Currency Risk

The Company enters into some purchase obligations outside of the United States, which are predominately settled in U.S. dollars, and therefore, the Company has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

The Company operated 17 stores in Canada as of January 3, 2004. The Company believes its foreign currency translation risk is minimal, as a hypothetical 10% strengthening or weakening of the U.S. dollar relative to the Canadian dollar would not materially affect the Company's results from operations or cash flow.

Inflation

The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

Seasonality

The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and net income for the year during the third and fourth quarters. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings.

Recent Accounting Pronouncements

In January 2003, the Emerging Issues Task Force ("EITF") issued EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of merchandise sold when recognized in the Company's Consolidated Statement of Operations. That presumption may be overcome when the consideration is either a reimbursement of specific, incremental and identifiable costs incurred to sell the vendor's products, or a payment for assets or services delivered to the vendor. EITF 02-16 is effective for contracts entered into or modified after December 31, 2002. Since the Company entered into substantially all of its current vendor contracts prior to December 31, 2002, this issue did not have a material impact on the Company's fiscal 2003 Consolidated Financial Statements. As vendor agreements are initiated or modified in fiscal 2004 and thereafter, the Company will apply the method of accounting for vendor allowances pursuant to EITF 02-16. In connection with the implementation of EITF 02-16, the Company expects to treat certain funds received from vendors as a reduction in the cost of inventory and, as a result, these funds will be recognized as a reduction to cost of merchandise sold when the inventory is sold. Accordingly, certain funds received from vendors, which were historically reflected as a reduction of advertising expense in SG&A, will be treated as a reduction of cost of inventory. Based on the Company's current evaluation, the estimated impact from the implementation of EITF 02-16 is expected to reduce diluted earnings per share on a non-cash basis by approximately $0.25 for fiscal 2004, as a result of delaying the recognition of vendor allowances until the related inventory is sold. The majority of this non-cash reduction in earnings per share is expected to occur in the first two quarters of fiscal 2004. The Company currently expects SG&A on an annualized basis to increase by approximately 1.1% as a percent of sales as a result of this accounting change. This accounting change will have no impact on the Company's cash flows or the expected amount of funds to be received from vendors. In addition, following the initial implementation impact of EITF 02-16 in fiscal 2004, subsequent fiscal years will reflect vendor allowances on a consistent basis other than for future net changes in such vendor allowances.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact the Company's Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. The Company has evaluated FIN No. 46 and determined that this interpretation did not have any impact on the Company's Consolidated Financial Statements as the Company has no variable interest entities.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS Statement No. 123 ("SFAS No.123"), "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used. For fiscal years 2003 and 2002, the Company accounted for stock options using the intrinsic value method prescribed under APB Opinion 25, and accordingly, the Company did not recognize compensation expense for stock options. The Company continues to account for stock-based compensation using APB Opinion No. 25 and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. However, the Company has adopted the disclosure

provisions and has included this information in Note 11 to the Company's Consolidated Financial Statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company was required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. The adoption of SFAS No. 146 did not impact fiscal 2003 consolidated financial position or results of operations, although it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement was effective for the Company in fiscal 2003. The adoption of SFAS No. 143 did not impact the Company's Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting periods. The Company's management believes the following critical accounting estimates involve significant estimates and judgments inherent in the preparation of the Consolidated Financial Statements. Management of the Company has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Company's Board of Directors.

Valuation of Inventory: Merchandise inventory is a significant portion of the Company's balance sheet, representing approximately 53% of total assets at January 3, 2004. Inventories are valued using the lower of cost or market value, determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-on, mark-up, markdowns and shrinkage based on historical experience between the dates of physical inventories, all of which significantly impact the ending inventory valuation at cost. At the end of each reporting period, reductions in gross margin and inventory are recorded for estimated future markdowns necessary to liquidate remaining markdown inventory and represents the Company's best estimate of fair market value of that inventory. These calculations use information related to markdown inventory levels, historical markdown trends and forecasted sales and markdowns. These percentages are reviewed regularly by comparing actual markdowns taken against previous estimates. Changes in customer preference or future economic conditions may cause the Company's inventory markdown estimates to be significantly revised favorably or unfavorably. The methodologies utilized by the Company in its application of RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the development of shrinkage reserves and the accounting for price changes.

Sales Returns: The Company estimates future sales returns and records a provision in the period that the related sales are recorded based on historical return rates. Should actual returns differ from the Company's estimates, the Company may be required to revise estimated sales returns. Although these estimates have not varied materially from historical provisions, estimating sales returns requires management judgment as to changes in preferences and quality of products being sold, among other things; therefore, these estimates may vary materially in the future. The sales returns calculations are regularly compared with actual return experience.
In preparing its financial statements for the years ended January 3, 2004 and January 4, 2003, the Company's sales returns reserve was approximately $6.2 million and $5.5 million, respectively.

Impairment of Assets: With the adoption of SFAS No. 142, the Company reviews goodwill for possible impairment at least annually. Impairment losses are recognized when the implied

fair value of goodwill is less than its carrying value. The Company is also required to follow the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which superceded an earlier pronouncement on the same topic but retained many of its fundamental provisions. It also expanded the scope of discontinued operations to include more disposal transactions and impacted the presentation of future store closings, if any, by the Company. Under SFAS No. 144, the Company periodically evaluates long-lived assets other than goodwill for indicators of impairment. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that the value of long-lived assets and goodwill is impaired. At the end of fiscal 2003 and fiscal 2002, the Company's net value for property and equipment was approximately $377.2 million and $348.4 million, respectively, and goodwill was $18.1 million for fiscal years ended 2003 and 2002.

Store Closure Costs: For periods prior to the adoption of SFAS No. 146, the Company recorded estimated store closure costs, such as fixed asset write-offs, estimated lease commitment costs net of estimated sublease income, markdowns for inventory that would be sold below cost, and other miscellaneous store closing costs, in the period in which management determined to close a store. Such estimates may be subject to change should actual costs differ. In fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) related to the closing of certain under-performing stores. As of January 3, 2004 and January 4, 2003, the Company had $15.6 million and $22.2 million, respectively, remaining related to this reserve. The Company has closed all of the initially identified stores other than one store, which the Company decided to keep open and whose reserve was reversed, and one other store, which is expected to close during fiscal year 2004. The Company has continued to negotiate lease buyouts or sublease agreements for these stores. The 2003 activity includes the reversal of estimated lease commitment and other store closing costs of $2.3 million as these reserves were not needed. In addition, changes in estimates to lease commitment costs based on current negotiations has resulted in the increase to lease commitments of $2.5 million during fiscal 2003. Final settlement of these reserves is predominantly a function of negotiations with unrelated third parties, and, as such, these estimates may be subject to change in the future.

The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 does not materially impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

Self-Insurance: The Company purchases third party insurance for worker's compensation, medical, auto and general liability costs that exceed certain levels for each type of insurance program. However, the Company is responsible for the payment of claims under these insured excess limits. The Company establishes accruals for its insurance programs based on available claims data and historical trend and experience, as well as loss development factors prepared by third party actuaries. Worker's compensation and general liabilities are then recorded at their net present value. In preparing the estimates, the Company also considers the nature and severity of the claims, analysis provided by third party claims administrators, as well as current legal, economic and regulatory factors.

The Company evaluates the accrual and the underlying assumptions periodically and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While the Company believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimate process. In the event the Company determines the accruals should be increased or reduced, the Company would record such adjustments in the period in which such determination is made. The accrued obligation for these self-insurance programs was approximately $13.5 million as of January 3, 2004 and $9.5 million as of January 4, 2003. The increase in this obligation relates to new claims incurred in fiscal 2003 as well as rising claim costs based on the factors referred to above.

Litigation: The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business, which is based on available information and advice from outside counsel where applicable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and may adjust its estimates accordingly.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times and may be identified by such forward-looking terminology as "expect," "believe," "may," "intend," "plan," "target," "outlook," "comfortable with" and similar terms or variations of such terms. All of our information and statements regarding our outlook for the future including future revenues, comparable sales performance, earnings and other future financial condition, impact, results and performance, constitutes forward-looking statements. All our forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and involve certain significant risks and uncertainties, including levels of sales, store traffic, acceptance of product offerings and fashions and our ability to anticipate and successfully respond to changing consumer tastes and preferences, the success of our new business concepts, seasonal concepts and new brands, the performance of our new stores, substantial competitive pressures from other home furnishings retailers, the success of the Canadian expansion, availability of suitable future store locations, schedule of store expansion and of planned closings, the impact of the bankruptcies and consolidations in our industry, unusual weather patterns, the impact on consumer spending as a result of the slower consumer economy, a highly promotional retail environment, any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements, the actual impact in fiscal 2004 of EITF 02-16 as discussed in this report, and our ability to successfully implement our strategic initiatives. If these or other risks or uncertainties materialize, or if our estimates or underlying assumptions prove inaccurate, actual results could differ materially from any future results, express or implied by our forward-looking statements. These and other important risk factors are included in the "Risk Factors" section of the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on June 18, 2002 and may be contained in subsequent reports filed with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q. You are urged to consider all such factors. In light of the uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Consolidated Statements of Operations

Fiscal Year Ended	January 3, 2004	January 4, 2003	December 29, 2001
(in thousands, except per share amounts)			
Net sales	$2,395,272	$2,184,716	$1,823,803
Cost of sales, including buying and distribution costs	1,430,422	1,311,370	1,101,356
Gross profit	964,850	873,346	722,447
Selling, general and administrative expenses	842,897	759,077	631,961
Restructuring and asset impairment charge	—	—	34,006
Litigation charge	—	—	4,000
Operating profit	121,953	114,269	52,480
Interest income	(169)	(79)	(27)
Interest expense	1,045	2,329	3,897
Interest expense, net	876	2,250	3,870
Income before income taxes	121,077	112,019	48,610
Provision for income taxes	46,252	42,773	18,861
Net income	$ 74,825	$ 69,246	$ 29,749
Per share of common stock:			
Basic			
Net income	$ 1.69	$ 1.63	$ 0.73
Weighted-average shares outstanding	44,247	42,428	40,508
Diluted			
Net income	$ 1.67	$ 1.60	$ 0.72
Weighted-average shares outstanding	44,869	43,314	41,193

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except share amounts)	January 3, 2004	January 4, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 136,129	$ 86,605
Accounts receivable	55,786	41,168
Inventories	701,928	615,256
Prepaid expenses and other current assets	33,982	27,279
Current deferred taxes	1,295	2,671
Total current assets	929,120	772,979
Property and equipment, net	377,244	348,445
Goodwill, net of accumulated amortization of $9,064 at January 3, 2004 and January 4, 2003	18,126	18,126
Deferred charges and other non-current assets, net	10,783	10,931
Total assets	$1,335,273	$1,150,481
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 276,397	$ 233,877
Accrued expenses and other current liabilities	174,002	163,783
Current deferred taxes	15,759	—
Short-term borrowings	—	1,831
Total current liabilities	466,158	399,491
Deferred income taxes and other long-term liabilities	107,396	82,269
Shareholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 135,000,000 shares authorized; 45,052,255 shares issued and 44,818,916 shares outstanding at January 3, 2004; 44,322,351 shares issued and 44,085,470 shares outstanding at January 4, 2003	450	444
Additional paid-in capital	362,483	346,251
Retained earnings	404,006	329,181
Accumulated other comprehensive gain (loss)	1,391	(386)
Treasury stock, at cost; 233,339 shares at January 3, 2004 and 236,881 shares at January 4, 2003	(6,611)	(6,769)
Total shareholders' equity	761,719	668,721
Total liabilities and shareholders' equity	$1,335,273	$1,150,481

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings	Foreign Currency Translation Adjustment	Treasury Stock	Total
(in thousands, except number of shares)	Shares	Amount					
Balance at December 30, 2000	40,059,126	$402	$231,547	$230,186	$ 289	$(3,430)	$458,994
Net income	—	—	—	29,749	—	—	29,749
Currency translation adjustment	—	—	—	—	(706)	—	(706)
Comprehensive earnings							29,043
Common stock issued under stock incentive plans and related tax benefits	698,567	7	13,687	—	—	—	13,694
Purchase of treasury stock	(133,319)	—	—	—	—	(3,516)	(3,516)
Balance at December 29, 2001	40,624,374	409	245,234	259,935	(417)	(6,946)	498,215
Net income	—	—	—	69,246	—	—	69,246
Currency translation adjustment	—	—	—	—	31	—	31
Comprehensive earnings							69,277
Common stock issued under stock incentive plans and related tax benefits	190,499	2	5,217	—	—	—	5,219
Proceeds from issuance of common stock, net of underwriting discounts and offering expenses	3,300,000	33	95,800	—	—	—	95,833
Purchase of treasury stock	(29,403)	—	—	—	—	177	177
Balance at January 4, 2003	44,085,470	444	346,251	329,181	(386)	(6,769)	668,721
Net income	—	—	—	74,825	—	—	74,825
Currency translation adjustment	—	—	—	—	1,777	—	1,777
Comprehensive earnings							76,602
Common stock issued under stock incentive plans and related tax benefits	729,904	6	16,232	—	—	—	16,238
Issuance of treasury stock	3,542	—	—	—	—	158	158
Balance at January 3, 2004	44,818,916	$450	$362,483	$404,006	$1,391	$(6,611)	$761,719

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Fiscal Year Ended	January 3, 2004	January 4, 2003	December 29, 2001
(in thousands)			
Cash flows from operating activities:			
Net income	$ 74,825	$ 69,246	$ 29,749
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	54,404	45,914	40,113
Deferred income taxes	38,628	32,516	(6,025)
Loss on disposal of assets	2,025	1,264	1,335
Federal tax benefit from common stock issued under stock incentive plans	2,614	625	3,671
Restructuring and asset impairment charge	—	—	37,837
Changes in assets and liabilities:			
Increase in accounts receivable	(14,499)	(324)	(9,364)
Increase in inventories	(81,680)	(122,584)	(59,720)
Increase in prepaid expenses and other current assets	(8,717)	(12,425)	(1,532)
Increase in deferred charges and other non-current assets	(623)	(2,603)	(2,060)
Increase (decrease) in accounts payable	40,779	52,948	(2,510)
Increase in accrued expenses and other liabilities	11,046	16,182	12,764
Net cash provided by operating activities	118,802	80,759	44,258
Cash flows from investing activities:			
Additions to property and equipment	(81,494)	(82,187)	(100,028)
Cash flows from financing activities:			
Net proceeds from common stock issuance	—	95,833	—
Proceeds from common stock issued under stock incentive plans	13,624	4,594	10,023
Issuance (purchase) of treasury stock	158	177	(3,516)
(Decrease) increase in short-term borrowings	(2,119)	(27,930)	26,182
Net cash provided by financing activities	11,663	72,674	32,689
Effect of exchange rate changes on cash and cash equivalents	553	(78)	(6)
Net increase (decrease) in cash and cash equivalents	49,524	71,168	(23,087)
Cash and cash equivalents at beginning of year	86,605	15,437	38,524
Cash and cash equivalents at end of year	$136,129	$ 86,605	$ 15,437
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 932	$ 2,686	$ 4,059
Income taxes	$ 11,545	$ 5,735	$ 23,514

See accompanying Notes to Consolidated Financial Statements.

1 Business

Linens 'n Things, Inc. and its subsidiaries (collectively the "Company") operate in one segment, the retail industry, and had 440 stores in 45 states across the United States and four Provinces in Canada as of the fiscal year ended January 3, 2004. The Company's stores offer a broad assortment of home textiles, housewares and home accessories, carrying both national brands and private label goods.

2 Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements include those of Linens 'n Things, Inc. and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Certain expense items, which include inventory shrinkage, have been reclassified between cost of sales and selling, general and administrative expenses for all periods presented. These reclassifications increased cost of sales and decreased selling, general and administrative expenses by equal amounts with no impact on operating profit for any of the periods presented.

Fiscal Periods

The Company utilizes a 52/53-week period ending on the Saturday nearest the last day of December. Accordingly, fiscal 2003 was a 52-week period, which ended January 3, 2004, fiscal 2002 was a 53-week period, which ended January 4, 2003 and fiscal 2001 was a 52-week period, which ended December 29, 2001.

Revenue Recognition

The Company recognizes revenue at the time the merchandise is delivered or shipped to its customers. Shipping and handling fees billed to customers in a sale transaction are included in sales. Revenue from gift cards, gift certificates and merchandise credits are recognized when redeemed. Provisions for estimated future sales returns are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

Inventories

Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market; cost is determined by the retail inventory method of accounting. Amounts are removed from inventory at the average cost method.

Deferred Rent

The Company accrues for scheduled rent increases contained in its leases on a straight-line basis over the non-cancelable lease term.

Store Opening and Closing Costs

New store opening costs are charged to expense as incurred. Store opening costs primarily include store payroll and general operating costs incurred prior to the store opening. Prior to the adoption of Statement of Financial Accounting Standards No. 146 ("SFAS No. 146"), "Accounting for Costs Associated with Exit or Disposal Activities," in the event a store was closed before its lease has expired, the remaining lease obligation, less anticipated sublease rental income, and asset impairment charges related to improvements and fixtures, inventory writedowns, and other miscellaneous closing costs, was provided for in the period in which management determined to close a store.

In fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million related to the closing of certain under-performing stores (see Note 3).

The Company has adopted the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. SFAS No. 146 requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Although the Company believes the adoption of SFAS No. 146 will not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the Consolidated Financial Statements at carrying values which approximate fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

Cash and Cash Equivalents

Cash equivalents are considered, in general, to be those securities with maturities of three months or less when purchased.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (40 years for buildings and 5 to 15 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years, beginning in the year placed in service. Leasehold improvements are amortized over the shorter of the related lease term or the economic lives of the related assets.

Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

Impairment of Long-Lived Assets

Long-lived assets, including fixed assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows to result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value would generally be determined by market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Deferred Charges

Deferred charges, principally lease acquisition costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

Goodwill

Prior to fiscal 2002, the excess of acquisition costs over the fair value of net assets acquired was amortized on a straight-line basis over 32 years. In fiscal 2002, the Company adopted SFAS No. 142, "Goodwill and Intangible Assets," which no longer permits the amortization of goodwill (see Note 6).

Costs of Sales

In addition to the cost of inventory sold, the Company includes its buying and distribution expenses in its cost of sales. Buying expenses include all direct and indirect costs to procure merchandise. Distribution expenses include the cost of operating the Company's distribution centers and freight expense related to transporting merchandise.

Advertising Costs

The Company expenses the production costs of advertising at the commencement date of the advertisement. Advertising costs, net of vendor credits, are recorded as a component of selling, general and administrative expenses and were $70.3 million, $59.8 million and $49.7 million for fiscal years 2003, 2002 and 2001, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to estimated taxable income to be realized in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

The Company grants stock options and restricted stock units for a fixed number of shares to employees and directors. The exercise prices of the stock options are equal to the fair market value of the underlying shares at the date of grant. The Company has adopted the disclosure provisions of Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). In accordance with the provisions of SFAS No. 123, the Company accounts for stock option grants and restricted stock unit grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company does not recognize compensation expense for stock option grants and amortizes restricted stock unit grants at fair market value over specified vesting periods. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about

the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to account for stock-based compensation using APB Opinion No. 25 and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148.

For the fiscal years ended 2003, 2002 and 2001, the Company accounted for stock options using the intrinsic value method prescribed under APB No. 25, and accordingly, no compensation cost has been recognized in connection with stock options under these plans in the accompanying Consolidated Financial Statements.

The compensation cost that was charged against income for its restricted stock unit grants is $0.8 million, $1.9 million and $3.6 million for fiscal years 2003, 2002 and 2001, respectively.

Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

Fiscal Year Ended	2003	2002	2001
(in millions, except per share data)			
Net income:			
As reported	$74.8	$69.2	$29.7
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	10.8	6.8	6.4
Pro forma	$64.0	$62.4	$23.3
Net income per share of common stock:			
Basic:			
As reported	$1.69	$1.63	$0.73
Pro forma	$1.45	$1.47	$0.58
Diluted:			
As reported	$1.67	$1.60	$0.72
Pro forma	$1.43	$1.44	$0.57

The effects of applying SFAS No. 123 in this disclosure are not necessarily indicative of future amounts.

The fair value of each stock option grant and restricted stock unit grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for grants:

Fiscal Year Ended	2003	2002	2001
Expected life (years)	5.7	6.9	8.0
Expected volatility	40.7%	47.4%	49.9%
Risk-free interest rate	1.5%	2.2%	3.5%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted-average fair value of options granted as of January 3, 2004, January 4, 2003 and December 29, 2001 was $12.19, $11.98 and $13.85, respectively. The weighted-average fair value of restricted stock units granted as of January 3, 2004, January 4, 2003 and December 29, 2001 was $13.48, $13.53 and $15.04, respectively.

Earnings Per Share

The Company presents earnings per share on a "basic" and "diluted" basis. Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding adjusted for dilutive common stock equivalents.

The calculation of basic and diluted earnings per share ("EPS") for fiscal 2003, 2002 and 2001 is as follows (in thousands, except per share amounts):

Fiscal Year Ended	2003	2002	2001
Net income	$74,825	$69,246	$29,749
Average shares outstanding:			
Basic	44,247	42,428	40,508
Effect of outstanding stock options and restricted stock unit grants	622	886	685
Diluted	44,869	43,314	41,193
Earnings per share:			
Basic	$ 1.69	$ 1.63	$ 0.73
Diluted	$ 1.67	$ 1.60	$ 0.72

Options for which the exercise price was greater than the average market price of common shares as of the fiscal years ended 2003, 2002 and 2001 were not included in the computation of diluted earnings per share as the effect would be antidilutive. These consisted of options totaling 2,430,000 shares, 1,560,000 shares and 1,495,000 shares, respectively.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting period. The Company's management believes the following critical accounting estimates involve significant estimates and

judgments inherent in the preparation of the Consolidated Financial Statements.

Valuation of Inventory: Inventories are valued using the lower of cost or market value, determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is used in the retail industry due to its practicality. Inherent in RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-on, mark-up, markdowns and shrinkage based on historical experience between the dates of physical inventories, all of which significantly impact the ending inventory valuation at cost. The methodologies utilized by the Company in its application of RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the development of shrinkage reserves and the accounting for price changes.

Sales Returns: The Company estimates future sales returns and records a provision in the period that the related sales are recorded based on historical return rates. Should actual returns differ from the Company's estimates, the Company may be required to revise estimated sales returns. As such, estimating sales returns requires management judgment as to changes in preferences and quality of products being sold, among other things; therefore, these estimates may vary materially in the future. The sales returns calculations are regularly compared with actual return experience. In preparing our financial statement for the years ended January 3, 2004 and January 4, 2003, the Company's sales returns reserve was approximately $6.2 million and $5.5 million, respectively.

Impairment of Assets: With the adoption of SFAS No. 142, the Company reviews goodwill for possible impairment at least annually. Impairment losses are recognized when the implied fair value of goodwill is less than its carrying value. The Company periodically evaluates long-lived assets other than goodwill for indicators of impairment. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that the value of long-lived assets and goodwill is impaired. At the end of fiscal 2003 and fiscal 2002, the Company's net value for property and equipment was approximately $377.2 million and $348.4 million, respectively, and goodwill was $18.1 million for fiscal years ended 2003 and 2002.

Store Closure Costs: Prior to the adoption of SFAS No. 146, the Company recorded estimated store closure costs, such as fixed asset write-offs, estimated lease commitment costs net of estimated sublease income, markdowns for inventory that will be sold below cost, and other miscellaneous store closing costs, in the period in which management determined to close a store. Such estimates may be subject to change should actual costs differ. In fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) related to the closing of certain under-performing stores. As of January 3, 2004 and January 4, 2003, the Company had $15.6 million and $22.2 million, respectively, remaining related to this reserve. The Company continues to negotiate the lease buyouts or sublease agreements for these stores and based upon final resolution of such negotiations, such estimates may be subject to change.

The Company has adopted the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 does not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

Self-Insurance: The Company purchases third party insurance for worker's compensation, medical, auto and general liability costs that exceed certain levels for each type of insurance program. However, the Company is responsible for the payment of claims under these insured excess limits. The Company establishes accruals for its insurance programs based on available claims data and historical trend and experience, as well as loss development factors prepared by third party actuaries. In preparing the estimates, the Company also considers the nature and severity of the claims, analysis provided by third party claims administrators, as well as current legal, economic and regulatory factors.

The Company evaluates the accrual and the underlying assumptions periodically and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While the Company believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimate process. In the event the Company determines the accruals should be increased or reduced, the Company would record such adjustments in the period in which such determination is made.

The accrued obligation for these self-insurance programs was approximately $13.5 million for fiscal year 2003 and $9.5 million for fiscal year 2002.

Litigation: The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business, which is based on available information and advice from outside counsel where applicable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and may adjust its estimates accordingly.

3 Restructuring and Asset Impairment Charge

In fiscal 2001, the Company developed and committed to a strategic initiative designed to improve store performance and profitability. This initiative called for the closing of certain under-performing stores, which did not meet the Company's profit objectives. In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve is included in accrued expenses. The reserve considers estimated sublease income. Because all of the stores were leased the Company is not responsible for the disposal of property other than fixtures. A pre-tax writedown of $9.5 million was recorded as a reduction in property and equipment for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. A pre-tax reserve of $4.0 million was established for other estimated miscellaneous store closing costs. Additionally, a pre-tax charge of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed. Certain components of the restructuring charge were based on estimates and may be subject to change in the future. The Company has closed all of the initially identified store closures other than one store, whose reserve was reversed, and one store, which is expected to be closed during fiscal year 2004.

As of January 3, 2004, the Company has $15.6 million remaining in the 2001 restructuring and asset impairment charge. The following table displays a roll forward of the activity for fiscal years 2003 and 2002, and the significant reserves remaining as of January 3, 2004 ($ in millions):

	Remaining at 12/29/01	Fiscal 2002 Usage	Remaining at 1/04/03	Fiscal 2003 Usage	Remaining at 1/03/04
Lease commitments	$20.5	$(1.1)	$19.4	$(3.8)	$15.6
Other	4.0	(1.2)	2.8	(2.8)	—
	$24.5	$(2.3)	$22.2	$(6.6)	$15.6

The 2003 activity primarily consists of payments for lease commitments and miscellaneous store closing costs. The 2003 activity also includes the reversal of estimated lease commitment and other store closing costs of $2.3 million as these reserves were not needed. In addition, changes in estimates to lease commitment costs based on current negotiations has resulted in the increase to lease commitment costs of $2.5 million during fiscal 2003. The 2002 usage primarily consisted of the settlements for lease obligations and other miscellaneous closing costs. The deductions to the reserve balance during 2001 included fixed asset write-offs totaling $9.5 million and store inventory markdowns taken totaling $3.8 million.

4 Accounts Receivable

Fiscal Year Ended	2003	2002
Accounts receivable consisted of the following (in thousands):		
Credit card settlements due	$24,070	$19,019
Due from landlords and vendors	28,765	18,468
Other	2,951	3,681
	$55,786	$41,168

The Company has typically not provided an allowance for doubtful accounts for these receivables, as its bad debt experience has been insignificant.

5 Property and Equipment

Fiscal Year Ended	2003	2002
Property and equipment consisted of the following (in thousands):		
Land	$ 400	$ 430
Building	4,760	4,760
Furniture, fixtures and equipment	457,403	404,833
Leasehold improvements	130,334	113,464
Computer software	21,487	14,889
	614,384	538,376
Less: Accumulated depreciation and amortization	237,140	189,931
	$377,244	$348,445

6 Goodwill and Other Intangible Assets— Adoption of SFAS No. 142

In fiscal 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). As a result, the Company no longer amortizes its goodwill. SFAS No. 142 requires an initial goodwill impairment assessment upon adoption and annual impairment tests thereafter. The Company

completed the impairment test of goodwill for 2003 and 2002 and has concluded that there was no impairment of goodwill.

Set forth below are the Company's net income and net income per share "as reported" and as if amortization expense related to goodwill had not been expensed in accordance with the provisions of SFAS No. 142 ($ in thousands, except EPS):

Fiscal Year Ended	2003	2002	2001
Reported net income	$74,825	$69,246	$29,749
Add back: Goodwill amortization	—	—	520
Adjusted net income	$74,825	$69,246	$30,269
Basic earnings per share:			
Reported net income	$ 1.69	$ 1.63	$ 0.73
Goodwill amortization	—	—	0.01
Adjusted net income	$ 1.69	$ 1.63	$ 0.74
Diluted earnings per share:			
Reported net income	$ 1.67	$ 1.60	$ 0.72
Goodwill amortization	—	—	0.01
Adjusted net income	$ 1.67	$ 1.60	$ 0.73

7 Accounts Payable, Accrued Expenses and Other Current Liabilities

Accounts Payable

The Company maintains a trade payables program with General Electric Capital Corporation ("GECC") under which GECC pays participating Company suppliers the amount due from the Company in advance of the original due date. In exchange for the earlier payment, these suppliers accept a discounted payment. On the original due date of the payables, the Company pays GECC the full amount. Pursuant to the agreement, any favorable economics realized by GECC for transactions under this program are shared with the Company. At January 3, 2004 and January 4, 2003, the Company owed approximately $66.2 million and $48.7 million, respectively, to GECC under this program. These balances are included in the Company's accounts payable. Either party may terminate the program for any reason after giving 30 days of prior written notice. The maximum amount permitted under the program was $95 million as of January 3, 2004.

In addition, included in accounts payable are amounts for gift card liabilities of $27.5 million and $20.3 million as of January 3, 2004 and January 4, 2003, respectively.

Accrued Expenses and Other Current Liabilities

Fiscal Year Ended	2003	2002
Accrued expenses and other current liabilities consisted of the following (in thousands):		
Other taxes payable	$ 27,513	$ 31,359
Income taxes payable	15,828	22,894
Restructuring reserve	15,625	22,208
Salaries and employee benefits	21,547	19,474
Other	93,489	67,848
	$174,002	$163,783

Included in "other" are miscellaneous store operating and corporate office accrued expenses.

8 Short-Term Borrowing Arrangements

In June 2002, the Company amended and extended its $150 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders to expire April 20, 2005. The Credit Agreement allows for up to $40 million of borrowings from additional lines of credit outside of the Credit Agreement. As of January 3, 2004, the additional lines of credit include committed facilities of approximately $26 million that expire on June 16, 2004 and are subject to annual renewal arrangements. Interest on all borrowings is determined based upon several alternative rates, including a fixed margin above LIBOR. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. As of January 3, 2004, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement limits, among other things, the amount of cash dividends the Company may pay. Under the Credit Agreement, the amount of dividends that the Company may pay may not exceed the sum of $25 million plus, on a cumulative basis, an amount equal to 50% of the consolidated net income for each fiscal quarter, commencing with the fiscal quarter ending March 30, 2002. The Company has never paid cash dividends and does not currently anticipate paying cash dividends in the future. The Company is required under the Credit Agreement to reduce the balance of outstanding domestic borrowings to zero for 30 consecutive days during each period beginning on December 1st of any fiscal year and ending on March 15th of the following fiscal year. At various times throughout 2003 and 2002, the Company borrowed against its credit facility for seasonal working capital needs. As of January 3, 2004, the Company had no borrowings under the Credit Agreement and no borrowings under the additional lines of credit. The Company also had $47.2 million of letters of credit outstanding as of January 3, 2004, which included

standby letters of credit issued primarily under the Credit Agreement and import letters of credit used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance requirements.

9 Deferred Income Taxes and Other Long-Term Liabilities

Fiscal Year Ended	2003	2002
Deferred income taxes and other long-term liabilities consisted of the following (in thousands):		
Deferred income taxes	$ 68,711	$47,218
Deferred rent	30,712	28,111
Other	7,973	6,940
	$107,396	$82,269

10 Leases

The Company has non-cancelable operating leases, primarily for retail stores, which expire through 2023. The leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of net sales as defined by lease agreements. Net rental expense for all operating leases was as follows (in thousands):

Fiscal Year Ended	2003	2002	2001
Minimum rentals	$217,155	$193,363	$158,614
Contingent rentals	34	128	184
	217,189	193,491	158,798
Less: Sublease rentals	2,903	3,128	2,032
	$214,286	$190,363	$156,766

At fiscal year end 2003, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores and the one remaining store planned to be closed resulting from the 2001 restructuring and asset impairment charge were as follows (in thousands):

Fiscal Year	
2004	$ 221,460
2005	217,649
2006	210,470
2007	209,160
2008	208,771
Thereafter	1,260,639
	$2,328,149
Total future minimum sublease rentals	$ 31,207

In addition, as of January 31, 2004, the Company had fully executed leases for 54 stores planned to open in fiscal years 2004 and 2005, for which aggregate minimum rental payments over the term of the leases is approximately $335.0 million.

The Company also has assigned property at a retail location in which the Company guarantees the payment of rent over the specified lease term in the event of non-performance. As of January 3, 2004, the maximum potential amount of future payments the Company could be required to make under such guarantee is approximately $1.1 million.

11 Stock Incentive Plans

The Company has in effect the 2000 Stock Award and Incentive Plan (the "2000 Plan") and the Broad-Based Equity Plan (collectively, the "Plans"). The 2000 Plan provides for the granting of options, restricted stock unit grants and other stock-based awards (collectively, "awards") to key employees and non-officer directors. The 2000 Plan replaced both the Company's 1996 Incentive Compensation Plan (the "1996 Plan") and the 1996 Non-Employee Directors' Stock Plan (the "Directors' Plan"). Therefore, no future awards are made under the 1996 Plan and the Directors' Plan, although outstanding awards under the 1996 Plan and the Directors' Plan will continue to be in effect. Under the 2000 Plan, an aggregate of 2,000,000 shares (plus any shares under outstanding awards under the 1996 Plan and the Directors' Plan which become available for further grants) was authorized for issuance of awards. Under the Broad-Based Equity Plan, a total of 4,000,000 shares was authorized for issuance of awards to regular full-time employees (excluding all executive officers).

Stock options under the Plans are granted with exercise prices at the fair market value of the underlying shares at the date of grant. The right to exercise options generally commences one to five years after the grant date, and the options expire between seven to ten years after the grant date. Restrictions on restricted stock unit grants lapse over vesting periods of up to five years. Restricted stock unit grants are considered outstanding as of the grant date for purposes of computing diluted EPS and are considered outstanding upon vesting for purposes of computing basic EPS.

At fiscal year end 2003, no restricted stock unit grants were outstanding under the 1996 Plan and the Directors' Plan. During fiscal 2003, 3,995 restricted stock unit grants were released, no restricted stock unit grants were awarded and no restricted stock unit grants were canceled under the 1996 Plan and the Directors' Plan.

At fiscal year end 2003, 18,000 restricted stock unit grants were outstanding under the 2000 Plan. During fiscal 2003,

37,190 restricted stock unit grants were released, 21,000 restricted stock unit grants were awarded and 5,694 restricted stock unit grants were canceled.

At fiscal year end 2003, 31,825 restricted stock unit grants were outstanding under the Broad-Based Equity Plan. During 2003, 3,675 restricted stock unit grants were released, no restricted stock unit grants were awarded and no restricted stock unit grants were canceled.

At fiscal year end 2003, 1,513,120 stock options were outstanding under the 1996 Plan. During fiscal 2003, no stock options were granted, 390,917 stock options were exercised, 76,185 stock options were canceled, and 1,374,424 stock options were exercisable at fiscal year end 2003 under the 1996 Plan.

At fiscal year end 2003, 48,800 stock options were outstanding under the Directors' Plan. During fiscal 2003, no stock options were granted, no stock options were exercised, no stock options were canceled, and 48,800 stock options were exercisable at fiscal year end 2003 under the Directors' Plan.

At fiscal year end 2003, 1,559,771 stock options were outstanding under the 2000 Plan. During fiscal 2003, 291,100 stock options were granted, 125,490 stock options were exercised, 146,935 stock options were canceled, and 802,827 stock options were exercisable at fiscal year end 2003 under the 2000 Plan.

At fiscal year end 2003, 2,194,133 stock options were outstanding under the Broad-Based Equity Plan. During fiscal 2003, 765,525 stock options were granted, 201,245 stock options were exercised, 147,277 stock options were canceled, and 875,982 stock options were exercisable at fiscal year end 2003 under the Broad-Based Equity Plan.

The following tables summarize information about stock option transactions for the Plans, the 1996 Plan and the Directors' Plan:

	Number of Shares	Weighted-Average Exercise Price
Balance at December 29, 2001	4,422,633	$22.91
Options granted	1,291,395	$24.03
Options exercised	129,472	$18.89
Options canceled	237,308	$24.57
Balance at January 4, 2003	5,347,248	$23.21
Options granted	1,056,625	$27.13
Options exercised	717,652	$17.70
Options canceled	370,397	$23.19
Balance at January 3, 2004	5,315,824	$24.72
Options Exercisable as of:		
December 29, 2001	1,480,783	$21.08
January 4, 2003	2,273,230	$22.62
January 3, 2004	3,102,033	$25.06

	Options Outstanding		
Range of Exercise Price	Outstanding as of January 3, 2004	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price
$ 7.75–$19.50	1,053,060	6.7	$17.20
$19.51–$24.37	1,802,124	6.3	$22.64
$24.38–$29.25	1,073,570	6.9	$27.42
$29.26–$48.75	1,387,070	5.5	$31.06
Total	5,315,824	6.3	$24.72

	Options Exercisable	
Range of Exercise Price	Outstanding as of January 3, 2004	Weighted-Average Exercise Price
$ 7.75–$19.50	676,996	$16.30
$19.51–$24.37	757,352	$22.04
$24.38–$29.25	478,807	$27.51
$29.26–$48.75	1,188,878	$30.98
Total	3,102,033	$25.06

12 Employee Benefit Plans

The Company has a 401(k) savings plan. Company contributions to the plan amounted to approximately $1.2 million, $1.2 million and $2.4 million for fiscal years 2003, 2002 and 2001, respectively.

Effective July 1, 1999, the Company established a defined benefit Supplemental Executive Retirement Plan ("SERP"). The SERP, which in part is funded with the cash surrender values of certain life insurance policies, provides eligible executives with supplemental pension benefits, in addition to amounts received under the Company's other retirement plan. Under the terms of the SERP, upon termination of employment with the Company, eligible participants will be entitled to the benefit amount as defined under the SERP beginning at or after age 55. The Company recorded expenses related to the SERP of approximately $875,000, $3,000 and $20,000 for fiscal years 2003, 2002 and 2001, respectively. Included in fiscal 2003 SERP expense is $784,000 related to the departure of a former executive.

13 Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

Fiscal Year Ended	2003	2002
Deferred tax assets:		
Employee benefits	$ 5,020	$ 3,596
Lease termination costs	5,905	7,012
Other	4,916	5,382
Total deferred tax assets	15,841	15,990
Deferred tax liabilities:		
Inventories	$26,260	$11,727
Property and equipment	72,756	48,810
Total deferred tax liabilities	99,016	60,537
Net deferred tax liability	$83,175	$44,547

At January 3, 2004 and January 4, 2003, the net deferred tax liability was included in the Company's Consolidated Balance Sheet as follows (in thousands):

	2003	2002
Current deferred taxes	$(14,464)	$ 2,671
Deferred income taxes	(68,711)	(47,218)
Net deferred tax liability	$ 83,175	$ 44,547

Based on the anticipated reversal of deferred tax liabilities and the Company's historical and current taxable income, management believes it is more likely than not that the Company will realize the deferred tax assets. Accordingly, no valuation allowance against deferred tax assets is considered necessary.

The provision for income taxes comprised the following for:

Fiscal Year Ended	2003	2002	2001
(in thousands):			
Current:			
U.S. Federal	$ 5,636	$ 9,140	$21,726
U.S. State	586	1,117	2,728
Non-U.S.	1,402	—	432
	7,624	10,257	24,886
Deferred:			
U.S. Federal	33,933	29,524	(5,917)
U.S. State	4,433	3,790	(759)
Non-U.S.	262	(798)	651
	38,628	32,516	(6,025)
Total	$46,252	$42,773	$18,861

The Company has not provided for Federal income tax on the undistributed income of its foreign subsidiaries because the Company intends to permanently reinvest such income.

The following is a reconciliation between the statutory Federal income tax rate and the effective rate for:

Fiscal Year Ended	2003	2002	2001
Effective tax rate	38.2%	38.2%	38.8%
State income taxes, net of Federal benefit	(2.7)	(2.8)	(2.6)
Goodwill	—	—	(0.6)
Other	(0.5)	(0.4)	(0.6)
Statutory Federal income tax rate	35.0%	35.0%	35.0%

14 Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, with the exception of the matter discussed in the next paragraph which was settled in fiscal year 2001, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

In fiscal 2001, the Company recorded a pre-tax charge of $4.0 million ($2.5 million after-tax) related to the settlement of a California litigation in which the court certified the case as a class action on behalf of certain managers of Company stores located in California seeking overtime pay, together with class action claims on behalf of certain former employees seeking accrued vacation pay. The Company admitted no liability in connection with this settlement. Payment of these amounts was made in early fiscal 2002.

15 Summary of Quarterly Results (unaudited)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net sales					
2003	$480,471	$523,672	$602,816	$788,313	$2,395,272
2002	$456,911	$461,918	$542,565	$723,322	$2,184,716
Gross profit					
2003	192,841	213,698	241,948	316,363	964,850
2002	176,850	188,998	217,139	290,359	873,346
Net income					
2003	2,078	5,704	20,980	46,063	74,825
2002	5,140	5,586	18,280	40,240	69,246
Net income per share					
Basic[1]					
2003	$ 0.05	$ 0.13	$ 0.47	$ 1.03	$ 1.69
2002	$ 0.13	$ 0.14	$ 0.42	$ 0.91	$ 1.63
Diluted[1]					
2003	$ 0.05	$ 0.13	$ 0.47	$ 1.02	$ 1.67
2002	$ 0.12	$ 0.13	$ 0.41	$ 0.90	$ 1.60

1 Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the fiscal year.

16 Market Information (unaudited)

The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is LIN. At fiscal year end 2003, there were 12,203 beneficial shareholders. The high and low trading price of the Company's common stock for each quarter is as follows:

For Fiscal 2003	High	Low
First Quarter	$23.98	$19.49
Second Quarter	$24.93	$19.27
Third Quarter	$29.31	$23.78
Fourth Quarter	$30.45	$24.64

For Fiscal 2002	High	Low
First Quarter	$32.55	$24.17
Second Quarter	$37.35	$28.60
Third Quarter	$32.70	$18.09
Fourth Quarter	$25.44	$15.05

The Company paid no dividends on its common stock in fiscal 2003 and 2002. Management of the Company currently intends to retain its earnings to finance the growth and development of its business and does not currently anticipate paying cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company, satisfying all requirements under its bank financing agreement and such other factors as the Company's Board of Directors may consider relevant. In addition, the Company's credit facility currently limits the amount of cash dividends (see Note 8).

Management's Responsibility for Financial Reporting

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reasonable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed with management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's independent auditors.

The Audit Committee of the Board of Directors, consisting solely of independent directors, meets periodically with management and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. Deloitte & Touche LLP, which assists the Company with its internal audit function, and KPMG LLP, the Company's independent auditors, have free access to the Audit Committee.

KPMG LLP, certified public accountants, is engaged to audit the consolidated financial statements of the Company. Its Independent Auditors' Report, which is based on an audit made in accordance with auditing standards generally accepted in the United States of America, expresses an opinion as to the fair presentation of these financial statements.



Norman Axelrod
Chairman and Chief Executive Officer



William T. Giles
Executive Vice President, Chief Financial Officer

February 4, 2004

Independent Auditors' Report

To the Board of Directors and Shareholders
Linens 'n Things, Inc.

We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of January 3, 2004 and January 4, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 3, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of January 3, 2004 and January 4, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, in fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

KPMG LLP

KPMG LLP

New York, New York
February 4, 2004

Where We Are

UNITED STATES

Alabama
Birmingham • Florence • Huntsville • Mobile • Montgomery

Arizona
Chandler • Fort Smith • Goodyear • Peoria • Phoenix • Prescott • Scottsdale (2) • Surprise • Tempe • Tucson (2)

Arkansas
Little Rock • North Little Rock • Rogers

California
Bakersfield • Brea • Burbank • Camarillo • Chico • Chino • Citrus Heights • Corona • Costa Mesa • Encinitas • Fairfield • Folsom • Fresno • Fullerton • Goleta • La Jolla • La Mesa • Long Beach • Los Angeles • Marin • Milpitas • Mission Viejo • Modesta • Montclair • Northridge • Palmdale • Pasadena • Puente Hills • Rancho Mirage • Rancho Santa Margarita • Rohnert Park • Roseville • Sacramento (2) • San Diego • San Jose (2) • Santa Maria • Sherman Oaks • Stockton • Temecula • Thousand Oaks • Torrance • Tracy • Valencia • Vallejo • Ventura • West Hills • Union City

Colorado
Aurora (2) • Broomfield • Colorado Springs • Denver • Englewood • Ft. Collins • Littleton (2) • Thorton • Westminster

Connecticut
Danbury • Enfield • Fairfield • Farmington • Lisbon • Manchester • Meriden • Milford • Norwalk (2) • Plainville • Waterbury • Waterford

Delaware
Christiana

Florida
Altamonte Springs • Aventura • Boca Raton • Brandon • Clearwater • Coral Springs • Davie • Delray Beach • Ft. Lauderdale • Ft. Meyers • Jacksonville • Jupiter • Miami (2) • Naples (2) • Orlando (3) • Oveido • Pembroke Pines • Pensacola • Sarasota • Tampa • Venetian • Vero Beach • Wellington Beach • West Palm Beach

Georgia
Alpharetta • Atlanta (3) • Buford • East Point • Fayetteville • Kennesaw • Lawrenceville • Lithonia • Macon • Morrow • Norcross • Rosewell • Snellville • West Cobb

Idaho
Boise

Illinois
Batavia • Bloomingdale • Bolingbrook • Champaign • Chicago • Crystal Lake • Downers Grove • Fairview Heights • Gurnee • Joliet • Matteson • Naperville • Oakbrook • Orland Park • Palatine • Peoria • River Forest • Rockford • Schaumburg • Skokie • Vernon Hills

Indiana
Avon • Evansville • Ft. Wayne • Greenwood • Indianapolis • Noblesville • Schererville

Kansas
Lenexa • Olathe • Wichita

Kentucky
Florence • Lexington • Louisville • Paducah

Louisiana
Baton Rouge • Harahan • Harvey • Lafayette • Metairie

Maine
Augusta • Kittery • S. Portland

Maryland
College Park • Elliot City • Rockville • Towson

Massachusetts
Bellingham • Braintree • Burlington • Chelmsford • Danvers • Dedham • Framingham • Hadley • Hyannis • Kingston • Lanesboro • Leominster • Marlboro • Millbury • Newton • Sturbridge • Taunton • Watertown • Weymouth

Michigan
Ann Arbor • Grandville • Kentwood • Lansing • Livonia • Novi • Orion Township • Rochester Hills • Sterling Heights • Troy • W. Bloomfield Twp. • Walker

Minnesota
Burnsville • Coon Rapids • Maple Grove • Minnetonka • Roseville

Mississippi
Flowood

Missouri
Chesterfield • Clayton • Fenton • Independence • Kansas City • Manchester

Montana
Billings • Missoula

Nebraska
Lincoln • Omaha

Nevada
Henderson • Las Vegas (2)

New Hampshire
Bedford • Concord • Nashua • Newington • Salem

New Jersey
Bridgewater • Flemington • Freehold • Hamilton • Holmdel • Ledgewood • Livingston • Mays Landing • Mount Laurel • Paramus • Phillipsburg • Princeton • Rockaway • Shrewsbury • Springfield • Toms River • Totowa • Woodbridge

New Mexico
Albuquerque (2) • Santa Fe

New York
Bay Shore • Brewster • Buffalo • Carle Place • Cheektowaga • Clarence • Clifton Park • Colonie • Commack • Cortlandt • Harriman • Kingston • Massapequa • Middletown • New Rochelle • Niagara • Patchogue • Portchester • Poughkeepsie • Riverhead • Rochester (2) • Scarsdale • Staten Island • Stony Brook • Victor

North Carolina
Cary • Charlotte (2) • Durham (2) • Fayetteville • Garner • Greensboro • Greenville • Hickory • Mooresville • Pineville • Raleigh • Winston-Salem

North Dakota
West Fargo

Ohio
Avon • Bainbridge • Boardman • Cincinnati (2) • Columbus (2) • Cuyahoga Falls • Dayton • Mayfield Heights • Mentor • Niles • Rossford

Oklahoma
Oklahoma City • Tulsa

Oregon
Beaverton • Bend • Clackamas • Hillsboro • Medford • Portland • Salem

Pennsylvania
Camp Hill • Cranberry • Devon • Dowington • Erie • Fairless Hills • Lancaster • Monroeville • Montgomeryville • Springfield • Willow Grove • York

Rhode Island
Cranston • Middletown • Smithfield

South Carolina
Charleston • Columbia • Rock Hill • Spartanburg • Summerville

Tennessee
Brentwood • Chattanooga • Clarksville • Goodletsville • Knoxville • Memphis • Murfreesboro

Texas
Arlington • Austin (2) • Baybrook • Beaumont • Burleson • Cedar Hill • Corpus Christi • Dallas • El Paso • Flower Mound • Fort Worth • Frisco • Grapevine • Houston (6) • Irving • Katy • Keller • Lakeline • Lewisville • Lubbock • Mesquite • Midland • Pearland • Preston Park • Rockwall • Saginaw • San Antonio (3) • Sugarland • Sunset Valley • Tyler • Waco • Woodlands

Utah
Sandy

Vermont
Williston

Virginia
Arlington • DC • Fairfax • Falls Church • Fredericksburg • Glen Allen • Newport News • Prince William • Richmond • Springfield • Sterling • Virginia Beach

Washington
Federal Way • Issaquah • Lynnwood • Olympia • Redmond • Silverdale • Spokane (2) • Tukwila • Union Gap • Woodinville

West Virginia
Barboursville

Wisconsin
Appleton • Brookfield • Eau Claire • Green Bay • Middleton

CANADA

Alberta
Calgary (3) • Edmonton (2)

British Columbia
Abbotsford • Coquitland • Langley • Richmond • Vancouver

Ontario
Cambridge • E. Gwillimbury • Etobicoke • Mississauga • Ottawa • Woodbridge

Manitoba
Winnipeg

Corporate Directory

Directors

Norman Axelrod
Chairman and Chief Executive Officer of Linens 'n Things, Inc.

Philip E. Beekman
President of Owl Hollow Enterprises, Inc., a consulting and investment company

Harold F. Compton
Former President and Chief Executive Officer of CompUSA, Inc., a personal computer and related products and services retailer

Stanley P. Goldstein
Former Chairman of the Board of CVS Corporation, a prescription drugs, health and beauty care retailer

Morton E. Handel
Chairman of the Board of Marvel Enterprises, Inc., an entertainment, publishing and licensing company

Robert Kamerschen
Former Chairman and Chief Executive Officer of ADVO, Inc., a direct mail microtargeting services company

Executives

Norman Axelrod
Chairman and Chief Executive Officer

William T. Giles
Executive Vice President, Chief Financial Officer

Audrey A. Schlaepfer
Executive Vice President, Chief Merchandising Officer

F. David Coder
Senior Vice President, Store Operations

Anthony B. D'Onofrio
Senior Vice President, Chief Supply Chain Officer

Hugh J. Scullin
Senior Vice President, Real Estate, Store Planning, Construction and Legal

Brian D. Silva
Senior Vice President, Human Resources, Administration and Corporate Secretary

Jeffrey L. Steinhorn
Senior Vice President, Chief Information Officer

Tim M. White
Senior Vice President, Marketing

Shareholder Information

Corporate Headquarters
6 Brighton Road
Clifton, NJ 07015
(973) 778-1300
Web Site: www.lnt.com

Legal Counsel
Pitney Hardin LLP
200 Campus Drive
Florham Park, NJ 07932

Independent Auditors
KPMG LLP
345 Park Avenue
New York, NY 10154

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 219045
Kansas City, MO 64121-9045
(816) 843-4299
www.equiserve.com

Form 10-K
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to:
Linens 'n Things
Corporate Headquarters
6 Brighton Road
Clifton, NJ 07015
Attention: Investor Relations

Annual Meeting
The Company's Annual Meeting of Shareholders will be held at the Linens 'n Things Corporate Headquarters, 6 Brighton Road, Clifton, New Jersey at 11:00 a.m. on May 6, 2004.

Designed by Curran & Connors, Inc. / www.curran-connors.com

LINENS-N-THINGS

6 Brighton Road, Clifton, New Jersey 07015